SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

VIA EDGAR

September 30, 2024

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alyssa Wall

Re:	MasterBeef Group Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted August 22, 2024 CIK No. 0002027265

Dear Ms. Wall,

Please accept this letter as the response of MasterBeef Group (the “Registrant” or “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 1 to Draft Registration Statement on Form F-1 confidentially submitted with the Commission on August 22, 2024 (the “Registration Statement”). The Company is concurrently submitting confidentially Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”), which includes amendments in response to the Staff’s comments on the Registration Statement.

For your convenience, the Staff’s comments have been reproduced below, followed by the Registrant’s response.

Amendment No.1 to Draft Registration Statement on Form F-1

Cover Page

1.	We note your response to comment 4 and reissue. Please amend your disclosure here and in the summary risk factors and Risk Factors to state that, to the extent cash or assets in the business is in Hong Kong or a Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. In this regard, we note your current disclosure does not currently address potential interventions in or the impositions of restrictions and limitations on the ability of you and your subsidiaries by the PRC government to transfer cash or assets.

Response: The Registrant has revised its disclosure in the summary risk factors on page 8 of the Revised Registration Statement and included the following disclosure on the cover page, page 13 and page 29 of the Revised Registration Statement:

“To the extent the Company’s cash or assets in the business is in Hong Kong or a Hong Kong entity, the Company’s funds or assets may, in the future, not be available to fund operations or for other use outside of Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the Company and our Operating Subsidiaries by the PRC government to transfer cash or assets.”

Prospectus Summary

Risk and Challenges, page 6

2.	We note your response to comment 8 and reissue. In your summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in Hong Kong poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please note that each summary risk factor should have a cross-reference to the relevant individual detailed risk factor. Additionally, please remove language stating or implying that you are not a China-based issuer. In this regard, we note that while you primarily operate in Hong Kong, the risks applicable to entities operating in China could have ramifications on your business if it were to become subject to PRC laws/authorities. Please revise your summary of risk factors and “Risk Factors” sections accordingly.

Response: The Registrant has revised its disclosure in the summary risk factors on page 8 of the Revised Registration Statement and has added the following risk factors on pages 27 and 28 of the Revised Registration Statement:

“If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

As of the date of this prospectus, in the opinion of our PRC legal counsel, Jingtian & Gongcheng, this offering is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC authorities will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers and expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we concluded that relevant permissions or approvals were not required but the PRC authorities take a contrary view or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC authorities could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.”

“The PRC laws, rules and regulations that apply or are to be applied to Hong Kong, and the enforcement of the same, can change quickly with little or no advance notice. As a result, the Hong Kong legal system embodies uncertainties which could limit the availability of legal protections, which could result in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.

The Basic Law was officially adopted at the Third Session of the Seventh National People’s Congress on April 4, 1990 in accordance with the Sino-British Joint Declaration on the Question of Hong Kong entered into between the PRC and United Kingdom governments on December 19, 1984 and has been in effect since July 1, 1997. The Basic Law embodies the “One Country, Two Systems” principle and provides that Hong Kong will retain its own currency (i.e., the Hong Kong dollar), legal system, and people’s rights and freedom, as well as the freedom to function with a high degree of autonomy, and the capitalism system and way of life in Hong Kong shall remain unchanged for fifty years from 1997. The Special Administrative Region of Hong Kong is responsible for its own domestic affairs in various aspects including, but not limited to, exercise of independent judicial power (including that of final adjudication), conducting of administrative affairs, public finance, monetary affairs, immigration and customs, maintenance of public order, to the extent provided in the Basic Law.

However, if the PRC attempts to divert from the principles set out in the Basic Law in relation to the autonomy currently enjoyed in Hong Kong, for example, through introducing PRC laws, rules and regulations that apply or are to be applied to Hong Kong with little or no advance notice, this could potentially impact Hong Kong’s common law legal system and may in turn bring about uncertainty in, for example, the enforcement of the contractual rights of our Hong Kong Operating Subsidiaries. This could, in turn, materially and adversely affect our Hong Kong Operating Subsidiaries. Accordingly, we cannot predict the effect of future developments in the Hong Kong legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the pre-emption of local regulations by national laws. These uncertainties could limit the legal protections available to us, including the ability to enforce contractual rights of our Hong Kong Operating Subsidiaries, resulting in a material change in our Hong Kong Operating Subsidiaries’ operations and/or the value of the securities we are registering for sale.”

Implications of Being a “Controlled Company”, page 12

3.	We note your revised disclosure in response to comment 9, which focuses on whether you intend to rely upon home country requirements. Please further revise your disclosure regarding your eligibility for certain exemptions from the corporate governance requirements of the Nasdaq Capital Market listing rules as a controlled company to clearly indicate whether you intend to rely on exemptions available to controlled companies and specify what those exemptions cover.

Response: The Registrant has added the following disclosure on page 12 of the Revised Registration Statement in response to this comment:

“For so long as we remain a controlled company as defined under that rule, we are exempt from, and our shareholders generally are not provided with the benefits of, some of the Nasdaq Stock Market corporate governance requirements, including that:

●	a majority of our board of directors must be independent directors;
●	our compensation committee must be composed entirely of independent directors; and
●	our corporate governance and nomination committee must be composed entirely of independent directors.

However, as of the date of this prospectus, we intend to have a majority of independent directors, a compensation committee that is composed entirely of independent directors and our corporate governance and nomination committee that is composed entirely of independent directors and do not intend to avail ourselves of any of these exemptions available to controlled companies.”

Transfers of Cash to and From Our Subsidiaries, page 13

4.	We note your revised disclosure in response to comment 10. Please further revise to disclose any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. The disclosure here should not be qualified by materiality. In this regard, we note you state that “[t]he PRC laws and regulations do not currently have any material impact on transfer of cash…”

Response: The Registrant has revised its disclosure on page 14 of the Revised Registration Statement in response to this comment.

Permissions Required from Hong Kong and PRC Authorities, page 15

5.	We note your response to comment 11. Please revise your disclosure throughout the registration statement to clearly indicate which statements regarding permissions required and PRC government oversight are the opinions of counsel.

Response: The Registrant has revised its disclosures on pages 15, 27 and 32 of the Revised Registration Statement to indicate the statements which are opinions of counsel.

Risk Factors

Risks Related to Doing Business in Hong Kong

We may become subject to a variety of PRC laws and other regulations..., page 31

6.	Given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.” We do not believe that your current disclosure referencing the PRC government’s intent to strengthen its regulatory oversight conveys the specific risk disclosure sought by the Sample Letters to China-Based Companies.

Response: The Registrant has added the following risk factor on page 27 of the Revised Registration Statement:

“If the PRC government chooses to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, and if we become subject to such oversight and control, such action may significantly limit or completely hinder our ability to offer or continue to offer Ordinary Shares to investors and cause the value of our Ordinary Shares to significantly decline or be worthless.

Recent statements by the PRC government have indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers. On December 28, 2021, the CAC jointly with the relevant authorities formally published Measures for Cybersecurity Review (2021) which took effect on February 15, 2022 and replaced the former Measures for Cybersecurity Review (2020) issued on April 13, 2020. Measures for Cybersecurity Review (2021) stipulates that operators of critical information infrastructure purchasing network products and services, and online platform operator carrying out data processing activities that affect or may affect national security, shall conduct a cybersecurity review, and any online platform operator who controls more than one million users’ personal information must go through a cybersecurity review by the cybersecurity review office if it seeks to be listed in a foreign country. We currently do not control over one million users’ personal information and do not collect data that affects or may affect national security.

On February 17, 2023, with the approval of the State Council, the CSRC promulgated the Trial Administrative Measures of Overseas Securities Offering and Listing by Domestic Companies (the “Trial Measures”), and five supporting guidelines, which came into effect on March 31, 2023. Pursuant to the Trial Measures, (i) domestic companies that seek to offer or list securities overseas, both directly and indirectly, shall complete filing procedures with the CSRC pursuant to the requirements of the Trial Measures within three working days following their submission of initial public offerings or listing applications. If a domestic company fails to complete the required filing procedures or conceals any material fact or falsifies any major content in its filing documents, such domestic company may be subject to administrative penalties, such as an order to rectify, warnings and fines, and the controlling shareholders or actual controllers which organize or instigate the prescribed illegal acts or conceal relevant matters and cause the prescribed circumstances shall be subject to fines, and the person directly in charge and other directly liable persons may also be subject to administrative penalties, such as warnings and fines; (ii) if the issuer meets both of the following criteria, the overseas offering and listing conducted by such issuer shall be deemed an indirect overseas offering and listing by a PRC domestic company: (A) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year were derived from PRC domestic companies; and (B) the majority of the issuer’s business activities are carried out in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management team in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. In such circumstances, the issuer shall designate a major domestic operating entity responsible for all filing procedures with the CSRC, and shall submit filings with the CSRC within three business days after an application for an initial public offering or listing in an overseas market is submitted.

As of the date of this prospectus, in the opinion of our PRC legal counsel, Jingtian & Gongcheng, this offering is not subject to the review or prior approval of the CAC nor the CSRC. We do not intend to seek approval of this offering from the CAC or the CSRC. Uncertainties still exist, however, due to the possibility that laws, regulations, or policies in the PRC could change rapidly in the future. It is uncertain whether the PRC authorities will adopt additional requirements or extend the existing requirements to apply to our Operating Subsidiaries located in Hong Kong. Any future action by the PRC government expanding the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause the value of such securities to significantly decline or be worthless.

In the event that (i) the PRC government exerts more oversight and control over offerings that are conducted overseas and/or foreign investments in China-based issuers and expands the categories of industries and companies whose foreign securities offerings are subject to review by the CSRC or the CAC such that we are required to obtain such permissions or approvals; or (ii) we concluded that relevant permissions or approvals were not required but the PRC authorities take a contrary view or that we did not receive or maintain relevant permissions or approvals required, any action taken by the PRC authorities could significantly limit or completely hinder our operations, significantly limit or completely hinder our ability to offer our Ordinary Shares to investors, and cause the value of such Shares to significantly decline or become worthless.”

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 53

7.	We note your response to comment 23 and reissue. Please clarify and quantify any material unused sources of liquidity, consistent with Item 5.B.1. of Form 20-F. In this regard, we note your reference to meeting your working capital and other liquidity requirements “primarily through cash generated from operating activities and other available sources of financing from banks and other financial institutions.”

Response: The Registrant has added the following disclosure on page 53 of the Revised Registration Statement in response to this comment:

“Apart from its cash and cash equivalents, our Group currently does not have any material unused sources of liquid assets.”

Unaudited Pro Forma Condensed Consolidated Statement of Operations, page 60

8.	Please address the following:

●	Revise to present historical and pro forma basic and diluted per share amounts and the number of shares used to calculate such per share amounts. Refer to Rule 11-02(9)(i) of Regulation S-X.
●	Revise Note (2) for the pro forma income statement as the note explanation does not appear to be accurate.
●	Revise to present your pro forma balance sheet line items in the same order/manner as the historical balance sheets.
●	Tell us why you are adding certain line item balances of the disposed group rather than subtracting them from the historical balance sheet column (e.g. cash, amount due from related companies, amount due to related parties, etc.), or revise.
●	To the extent one pro forma adjustment amount represents multiple transactions/assumptions, revise the related note explanations to show the individual amount for each transaction/assumption.

Response: The Registrant has revised its disclosure on page 60 of the Revised Registration Statement in response to this comment. Regarding the comment on the presentation of the pro forma balance sheet, the Registrant respectfully advises the Staff that for ease of understanding and comparison, the existing presentation is in line with that of the consolidated balance sheets on page 48 of the Revised Registration Statement.

Regulations, page 88

9.	We note your response to comment 26 and partially reissue. Please revise your disclosure to clearly state whether you are in compliance with all applicable laws and regulations, including whether you have received all applicable licenses. Please also update your related risk factor on page 21 accordingly.

Response: The Registrant has revised its disclosure on pages 21 and 88 of the Revised Registration Statement in response to this comment.

Notes to the Consolidated Financial Statements

20. Share Capital, page F-45

10.	We note your response and related revision to prior comment 35. Please revise to disclose the rights, preferences, and restrictions attached to your ordinary shares. Refer to IAS 1, paragraph 79(a)(v).

Response: The Registrant has revised its disclosure on page F-45 of the Revised Registration Statement in response to this comment.

Resale Prospectus Alternate Page, page Alt-1

11.	We note your amended disclosure in response to comment 39. Please revise to disclose the nature of any position, office, or other material relationship which the Resale Shareholders have had within the past three years with the registrant or any of its predecessors or affiliates. In addition, please disclose addresses of the natural persons controlling each of the Resale Shareholders. Refer to Item 9.D of Form 20-F. In this regard, we note that a number of the beneficial owners of Galaxy Shine Company Limited and Thrivors Holdings Limited are also founders of the group.

Response: The Registrant has revised its disclosure on page Alt-3 of the Revised Registration Statement in response to this comment.

12.

We note your response to comment 40. Please provide additional detail regarding the nature of the transfers to Siu Cheung Yeung, Wah Chau Yau, and Lai Yee Joyce Chang in June 2024. If applicable, please disclose the price that each Resale Shareholder paid for the shares being registered for resale. Also explain how the Resale Shareholders were selected to participate in this resale offering.

Response: The Registrant has revised its disclosure on page 114 of the Revised Registration Statement in response to this comment. Each of the Resale Shareholders negotiated directly with the Company for the inclusion of their respective resale shares in this registration statement.

32. Related Party Transactions, page F-56

13.	We note your response to prior comment 37. Please revise to disclose the name of the parent, and the ultimate parent (or controlling party) of your company. Refer to IAS 24, paragraph 13.

Response: The Registrant has revised its disclosure on page F-56 of the Revised Registration Statement in response to this comment.

General

14.	We note your revised disclosure in response to comment 2. Please amend your disclosure so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations, and refrain from using terms such as “we” or “our” when describing activities, functions, or employees of your subsidiaries. In this regard, we note your use of “we” and “our” to discuss, among others, revenues and risks to the business.

Response: The Registrant has clarified throughout the Revised Registration Statement, where appropriate, to refer to actions by our holding company and operating subsidiaries.

15.	We note your response to comment 41. Please confirm you will provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act.

Response: The Registrant hereby confirms that it will provide the Commission with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that it, or anyone authorized to do so on its behalf, has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	MasterBeef Group